FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company:

AURIZON MINES LTD.
Suite 900 – 510 Burrard Street
Vancouver, BC
V6C 3A8

Item 2.

Date of Material Change:

November 14, 2005

Item 3.

News Release

News release issued pursuant to section 7.1 of National Instrument 51-102 on
November 14, 2005, via CCN Matthews – Canada Distribution (copy attached).

Item 4.

Summary of Material Change

Vancouver, B.C. - Aurizon Mines Ltd. (TSX:ARZ) (AMEX:AZK) (the “Company”) announced that it has entered into an agreement with  Dundee Securities Corporation and National Bank Financial Inc., which have, on behalf of themselves and a syndicate of underwriters, agreed to purchase on a bought deal basis 20 million common shares of the Company at a purchase price of $1.35 per common share for aggregate gross proceeds of $27 million.  The underwriters also have an option to purchase for resale up to an additional 2.3 million common shares at any time up until forty-eight (48) hours prior to the closing at $1.35 per share for additional aggregate gross proceeds of $3.1 million.  The offering is expected the close on or about December 2, 2005.

Item 5.

Full Description of Material Change:

See news release attached hereto for full description of Material Change.

Aurizon Mines Ltd.
Material Change Report

Item 6.

Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

N/A

Item 7.

Omitted Information:

None

Item 8.

Executive Officers

David P. Hall, Chairman, President & Chief Executive Officer
Ian S. Walton, Executive Vice President and Chief Financial Officer
Telephone:  (604) 687-6600
Telecopier:  (604) 687-3932

Item 9.

Date of Report

November 22, 2005

“Signed”

Ian S. Walton, Executive Vice-President
 and Chief Financial Officer

                                                                                                                                                        Vancouver, British Columbia
Canada  V6C 3A8
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

Shares Listed:

Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)  Form 20-F
News Release Issue No. 25 - 2005

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES FOR
DISSEMINATION IN THE UNITED STATES

November 14, 2005
FOR IMMEDIATE RELEASE

AURIZON ANNOUNCES $27 MILLION FINANCING
(All figures in Canadian dollars unless otherwise stated)

Vancouver, B.C. - Aurizon Mines Ltd. (TSX:ARZ) (AMEX:AZK) (the “Company”) is pleased to announce that it has entered into an agreement with  Dundee Securities Corporation and National Bank Financial Inc., which have, on behalf of themselves and a syndicate of underwriters to be determined, agreed to purchase on a bought deal basis 20 million common shares of the Company at a purchase price of $1.35 per common share for aggregate gross proceeds of $27 million.  The underwriters also have an option to purchase for resale up to an additional 2.3 million common shares at any time up until forty-eight (48) hours prior to the closing at $1.35 per share for additional aggregate gross proceeds of
$3.1 million.

The Company intends to use the net proceeds of the Offering for the construction of the Company’s Casa Berardi mine and for general corporate purposes, including funds required by the project finance banks for contingency and over-run facilities.

The common shares to be issued under this offering will be offered by way of a short form prospectus in the Provinces of British Columbia, Alberta, Manitoba, Ontario, and Quebec in Canada and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

The offering is scheduled to close on December 2, 2005 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approvals of the Toronto Stock Exchange, the American Stock Exchange and other applicable securities regulatory authorities, to the transaction.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

Aurizon is a Canadian-based gold exploration company, with activities in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions.  Aurizon has recently completed a positive Feasibility Study on its one hundred percent (100%) owned Casa Berardi Project.  Pre-production construction is currently underway and production at the Project is anticipated to commence in late 2006.  Casa Berardi is accessible by road, has mining permits in place and is on the Hydro Quebec power grid.  Aurizon has awarded an exclusive mandate to BNP Paribas to arrange and underwrite a project debt financing facility of up to $75 million.  Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the American Stock Exchange under the symbol “AZK”.  Additional information on Aurizon and its properties is available on Aurizon’s website at http://www.aurizon.com.

For further information, contact David P. Hall, President or Ian S. Walton, Chief Financial Officer at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release contains “forward-looking statements”, within the meaning of securities legislation and the Untied States Private Securities Reform Act of 1995.   These forward-looking statements include, but are not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates and the realization of mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Revised Initial Annual Information Form filed with the Securities Commission of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.  These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.